LaserCard Corporation
1875 N. Shoreline Blvd.
Mountain View, CA 94034

June 23, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Melissa Feider, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549-4561

Re:	LaserCard Corporation- - File No. 000-06377
Form 8-K dated June 9, 2008, Filed on June 12, 2008

Dear Ms. Feider:

On behalf of LaserCard Corporation, a Delaware corporation, this letter responds to comments on the above-referenced Form 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 16, 2008.

Please be advised that we have made the changes requested to the time periods specified in items one and two of such letter in the Form 8-K/A being filed with the Commission today via EDGAR.

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to our response to the comments received from the Staff may be directed to me at (650) 969-4428.  Comments may also be sent to my attention via facsimile to (650) 969-6121.

Very truly yours,

/s/ Steven G. Larson
Steven G. Larson
Vice President, Finance and Chief Financial Officer

cc:	Stephen M. Wurzburg, Esq.